CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated September 27, 1993, December 15, 1993, September 26, 1994 and February 23, 1996 in the matter of File No. 70-8229.

       Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described particularly in Amendment No. 10 (Post-Effective No. 8) herein:

       1. A Loan Agreement dated as of February 1, 1996 was made and entered into by and between the Company and the Mississippi Business Finance Corporation (the MBFC"), and all transactions relating thereto (including the issuance by the Company of its promissory note dated February 29, 1996 pursuant thereto) were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

       2. The issuance and delivery by the Company of $21,200,000 aggregate principal amount of First Mortgage Bonds, 5 1/2% Pollution Control Series due February 1, 2026 pursuant to the Supplemental Indenture dated as of February 1, 1996, between the Company and The Chase Manhattan Bank (National Association), as Trustee, supplementing the Company's first mortgage bond Indenture, were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

       3.     Filed herewith are the following exhibits.

              Exhibit A   - Copy of the Supplemental Indenture, dated as of
                            February 1, 1996.

              Exhibit B   -  Copy of Loan Agreement between the MBFC and the
                             Company, dated as of February 1, 1996.

              Exhibit C   -   Copy of Trust Indenture of the MPFC, dated as of
                              February 1, 1996.

              Exhibit D   -   Opinion of Beggs & Lane dated March 8, 1996.


Dated: March 12, 1996                          GULF POWER COMPANY


                                               By /s/ Wayne Boston
                                                      Wayne Boston
                                                   Assistant Secretary